CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                February 7, 2018


VIA EDGAR CORRESPONDENCE

Ms. Frank Buda
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


      Re:     PRE 14A: First Trust Exchange-Traded AlphaDEX Fund II
           ---------------------------------------------------------

Dear Mr. Buda:

      With respect to its series, the First Trust Taiwan AlphaDEX Fund, First Trust Exchange-Traded AlphaDEX Fund II (the "Trust") filed a Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission") on January 19, 2018. The Proxy Statement includes a proposal for the Fund to change its investment objective (the "Proposal"). This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on January 25, 2018. For your convenience, the substance of those comments has been restated below. The Trust's response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Proxy Statement. As discussed, this response letter is being filed at approximately the same time as the DEF 14A.

      COMMENT 1

      Under "Important Information for Shareholders" (the "Q&A Section"), in the last sentence of the paragraph immediately above the "Questions and Answers," please delete the phrase "and is qualified by reference to".

      RESPONSE 1

      The Q&A Section has been revised to respond to your comment.

      COMMENT 2

      With respect to the fourth Q&A (which addresses the effect of the proposed new investment objective on operating expenses), please consider whether it would be appropriate to state when the current investment management contract will expire and that the management fee may change, and/or to reference the potential for 12b-1 fees to be paid.

      RESPONSE 2

      The Advisor has considered this comment and believes that adding statements along the lines of those referenced above would be likely to introduce confusion given that changes in management fees are not common and that shareholder approval would be required to increase the management fee. Also, it is not expected that the Fund will begin to pay 12b-1 fees in the immediate term. The Fund's new prospectus will include disclosure regarding the earliest date that 12b-1 fees could be paid.

      COMMENT 3

      With respect to the sixth Q&A, you state that the Advisor will pay the trading costs that are incurred when the Fund replaces the securities in its portfolio in order to transition to the new underlying index. Please add language to specifically state that the Advisor will pay all brokerage commissions and other costs associated with the repositioning.

      RESPONSE 3

      The Q&A Section (and corresponding provision in the Proxy Statement) have been revised to respond to your comment.

      COMMENT 4

      Generally, please ensure that the blanks are filled in and missing information is completed.

      RESPONSE 4

      The Letter to Shareholders, Q&A Section and Proxy Statement have been updated to fill in blanks and missing information.

      COMMENT 5

      With respect to the discussion on page 6 of the Proxy Statement under the heading "If the Proposal is approved, will the Fund's principal risks change?", please more fully explain the Indian tax implications.

      RESPONSE 5

      In response to your comment, the discussion under the referenced heading has been revised to expand the disclosure pertaining to Indian taxes, and also cross-references Appendix A, which has been added to provide further detail.

      COMMENT 6

      On page 14 of the Proxy Statement, in the second full paragraph (which begins "Creation Transaction Fees and Redemption Transaction Fees ..... "),
please use the term "investor" rather than "market maker".

      RESPONSE 6

      The Proxy Statement has been revised to respond to your comment.

      COMMENT 7

      On page 15 of the Proxy Statement, with regard to the discussion under the heading "Conclusion," either under that heading or in a separate discussion, please add more detail about the material factors and conclusions which formed the basis for the recommendation of the Board that shareholders approve the proposal (including adverse factors/disadvantages) that were considered.

      RESPONSE 7

      The discussion under the heading "Conclusion" in the Proxy Statement has been revised and expanded to respond to your comment.

      Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you have questions regarding any of the above responses.


                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP



                                             By /s/ Suzanne M. Russell
                                                ------------------------------
                                                    Suzanne M. Russell